UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Salem Communications Corporation
(Name of Issuer)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

794093 10 4
(CUSIP Number)

Jonathan L. Block
Salem Communications Corporation
4880 Santa Rosa Road, Suite 300
Camarillo, CA 93012
(805) 987-0400
Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

February 14, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons:
I.R.S. Identification Nos. of Above Persons (entities only):

Edward G. Atsinger III,* individually and as Trustee of: (i) the Edward G. Atsinger III Trust (“Edward Atsinger Trust”); and (ii) the Ted Atsinger Irrevocable Trust (“Ted Atsinger Trust”).**

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):
PF

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization:
United States of America

NUMBER OF SHARES		(7)	Sole Voting
BENEFICIALLY OWNED			Power 3,385,452
BY EACH REPORTING
PERSON WITH		(8)	Shared Voting
Power 0

		(9)	Sole Dispositive
Power 4,560,530

		(10)	Shared Dispositive
Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
4,560,530

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11):
25.4%

(14)	Type of Reporting Person (See Instructions):
IN, OO (Trustee)

*Edward G. Atsinger III, Trustee, previously filed a Statement on Schedule 13D on February 13, 2001, as amended by Amendment No. 1 thereto filed on May 15, 2002.

**Edward G. Atsinger III is the Trustee for the Edward Atsinger Trust and the Ted Atsinger Trust for all purposes, except that Edward C. Atsinger (“Ted Atsinger”) is the Voting Trustee for the Ted Atsinger Trust.

(1)	Name of Reporting Persons:
I.R.S. Identification Nos. of Above Persons (entities only):

Edward C. Atsinger (“Ted Atsinger”), individually and as Voting Trustee for the Ted Atsinger Trust.***

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

(3)	SEC Use Only:

(4)	Source of Funds (See Instructions):
PF, OO (Trust Distribution)

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	[ ]

(6)	Citizenship or Place of Organization:
United States of America

NUMBER OF SHARES		(7)	Sole Voting
BENEFICIALLY OWNED			Power 1,178,078
BY EACH REPORTING
PERSON WITH		(8)	Shared Voting
Power 0

		(9)	Sole Dispositive
Power 3,000

		(10)	Shared Dispositive
Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,178,078

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	[ ]

(13)	Percent of Class Represented by Amount in Row (11):
6.6%

(14)	Type of Reporting Person (See Instructions):
IN, OO (Trustee)

***Ted Atsinger is the Voting Trustee and Edward G. Atsinger III is the Trustee for all other purposes of the Ted Atsinger Trust.

ITEM 1.     SECURITY AND ISSUER

     This Amendment No. 2 to the Statement on Schedule 13D (this “Statement”) relates to Class A common stock, $0.01 par value per share (“Common Stock”), of Salem Communications Corporation, a Delaware corporation (the “Issuer”).

     The address of the Issuer's principal executive offices is 4880 Santa Rosa Road, Suite 300, Camarillo, California 93012.

ITEM 2.     IDENTITY AND BACKGROUND

(a)	The name of the persons filing this Statement are Edward G. Atsinger III (“Edward Atsinger”) and Edward C. Atsinger (“Ted Atsinger,” and together with Edward Atsinger, the “Reporting Persons”).

(b)	The address of the principal business office of each of the Reporting Persons is 4880 Santa Rosa Road, Suite 300, Camarillo, California 93012.

(c)	(i) Edward Atsinger is the President and Chief Executive Officer of the Issuer and a member of its Board of Directors.

(ii) Ted Atsinger is the Account Executive–National Programming Development and Ministry Relations of the Issuer.

(d)	Each of the Reporting Persons has not been convicted in any criminal proceedings during the past five (5) years.

(e)	Each of the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five (5) years.

(f)	Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not applicable.

ITEM 4.     PURPOSE OF TRANSACTION

     Each of the Reporting Persons has acquired the Common Stock for investment purposes only and currently has no plans or proposals that relate to or would result in the occurrence of any of the transactions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

(a)	The aggregate number of shares of Common Stock beneficially owned by Edward Atsinger is 4,560,530, representing 25.4% of the Common Stock outstanding. The aggregate number of shares of Common Stock beneficially owned by Ted Atsinger is 1,178,078, representing 6.6% of the Common Stock outstanding. For purposes of calculating these percentages, the figure for the Common Stock outstanding was taken from the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2002, as filed with the Securities and Exchange Commission on November 14, 2002.

(b)	(i)	Edward Atsinger has:

		1)	3,385,452 shares of Common Stock as to which he has sole power to vote or to direct the vote;

		2)	0 shares of Common Stock as to which he has shared power to vote or to direct the vote;

		3)	4,560,530 shares of Common Stock as to which he has sole power to dispose or to direct the disposition; and

		4)	0 shares of Common Stock as to which he has shared power to dispose or to direct the disposition.

	(ii)	Ted Atsinger has:

		1)	1,178,078 shares of Common Stock as to which he has sole power to vote or to direct the vote;

		2)	0 shares of Common Stock as to which he has shared power to vote or to direct the vote;

		3)	3,000 shares of Common Stock as to which he has sole power to dispose or to direct the disposition; and

		4)	0 shares of Common Stock as to which he has shared power to dispose or to direct the disposition.

(c)	No transactions were effected within the 60-day period prior to the filing of this Statement.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships with respect to the Common Stock that require disclosure pursuant to this Item 6.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Power of Attorney, incorporated by reference to Amendment No. 1 to the Schedule 13D (File No. 5-58135), filed with the Securities and Exchange Commission on May 13, 2002 by Edward G. Atsinger III and Edward C. Atsinger.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2003

/s/ EDWARD G. ATSINGER III

Edward G. Atsinger III, Trustee

/s/ EDWARD G. ATSINGER III

Edward G. Atsinger III, as attorney in fact for Edward C. Atsinger

Exhibit 1

JOINT FILING AGREEMENT

     This Agreement is made and entered into as of February 14, 2003, between Edward G. Atsinger III and Edward C. Atsinger.

     Edward G. Atsinger III and Edward C. Atsinger each hereby agree that (i) only one statement will be filed on behalf of each of them pursuant to Schedule 13D containing the information required to be disclosed by Section 13(d) of the Securities Exchange Act of 1934, as amended, and rules thereunder with respect to the shares of Class A Common Stock of Salem Communications Corporation that are beneficially owned by Edward G. Atsinger III and Edward C. Atsinger; and (ii) they consent to the use of this Joint Filing Agreement in all subsequent amendments to this Statement on Schedule 13D until such time as either party no longer is required to file a Statement containing the information required by Schedule 13D, either party determines that a new Joint Filing Agreement is required to be filed or otherwise.

     Witness the due execution hereof by the undersigned as of the date first above written.

/s/ EDWARD G. ATSINGER III

Edward G. Atsinger III

/s/ EDWARD C. ATSINGER

Edward C. Atsinger